Exhibit 4.33

Supplemental Agreement to the Property Lease Agreement

Party A: China Southern Air Holding Company (中国南方航空集团公司)

Party B: China Southern Airlines Company Limited (中国南方航空股份有限公司)

Whereas: China Southern Air Holding Company and China Southern Airlines Company Limited entered into the Property Lease Agreement (hereinafter referred to as the “Master Agreement”) in 2014. Both parties hereby enter into this supplemental agreement with respect to the increase of leased area:

1.	Party A agrees to increase the lease area by an additional 130 square meters on the first floor of Hongshan Hotel to Party B, so as to expand the operating area of its ticket office. The lease term shall commence from 1 May 2015 and end on 31 December 2016.

2.	Both parties agree that the rental rate specified in the Master Agreement shall apply to this additional lease, with the rental for 2015 and 2016 fixed at RMB156,000 and RMB234,000 respectively.

3.	Party A agrees to deliver, from the effective date of this supplemental agreement, such leased premise to Party B for its occupancy and management, which shall be governed with reference to the Master Agreement.

4.	The other provisions of the Master Agreement shall remain unchanged.

This supplemental agreement is made in six counterparts, with three copies held by each party. This supplemental agreement shall take effect from the date of execution by both parties with official seal of each party affixed thereto.

Party A:

Signed by:

Date:

Party B:

Signed by:

Date: